Exhibit 21
LANCASTER COLONY CORPORATION AND SUBSIDIARIES
SIGNIFICANT SUBSIDIARIES OF REGISTRANT

State of
Name	Segment	Incorporation
Dee Zee, Inc.	Automotive	Ohio
E. O. Brody Company	Glassware & Candles	Ohio
Indiana Glass Company	Glassware & Candles	Indiana
Jackson Plastics Operations, Inc.*	Automotive	Ohio
Koneta, Inc.*	Automotive	Ohio
LaGrange Molded Products, Inc.	Automotive	Delaware
Lancaster Colony Commercial Products, Inc.	Glassware & Candles	Ohio
Lancaster Glass Corporation	Glassware & Candles	Ohio
T. Marzetti Company	Specialty Foods	Ohio
Marzetti Frozen Pasta, Inc. (FKA Reames Foods, Inc.)*	Specialty Foods	Iowa
New York Frozen Foods, Inc.*	Specialty Foods	Ohio
Pretty Products, Inc.	Automotive	Ohio
Sister Schubert’s Homemade Rolls, Inc.*	Specialty Foods	Alabama
The Quality Bakery Company, Inc.*	Specialty Foods	Ohio
All subsidiaries conduct their business under the names shown.

*	Indicates indirect subsidiary